Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces First-Quarter

2013 Financial Results

TAIPEI, Taiwan, May 21, 2013 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the first quarter of 2013.

“We are off to a solid start in what is going to be a pivotal year,” stated GigaMedia Chief Executive Officer Collin Hwang. “We are laying the foundation for growth in our online games and cloud services businesses, building-out our product offerings and improving our platforms.”

“The Web/mobile games and cloud computing sectors are both rich with opportunity in Greater China,” stated CEO Collin Hwang. “Our plans to begin scaling up operations in these markets in the second half of this year are on track.”

“At the same time, we continue to systematically implement restructuring and efficiency initiatives to improve our cost structure,” stated CEO Collin Hwang. “In the first quarter, G&A continued to trend down; headquarters expenses were the lowest in more than 15 quarters.”

“Going forward, we remain committed to delivering profitable returns to shareholders and growing GigaMedia both organically and through acquisition,” stated CEO Collin Hwang. “With a healthy financial position, we are confident about our opportunities for expansion.”

First-Quarter Overview

•

FunTown online game operations gross margin improved to 56.6 percent from 51.5 percent in the fourth quarter of 2012 on lower licensing fees and termination of underperforming licensed games, in line with FunTown’s new strategic focus on self-developed versus licensed games.

•	FunTown continued developing a new game platform to support the launch in the second half of 2013 of new self-developed games in the high-growth Web and mobile games market.

•	FunTown continued developing a new, integrated internal game development/testing environment, which will enable FunTown to better identify and resolve game issues and drive efficiencies.

•	FunTown began transitioning from an on-site server system to a “virtual” cloud-based system, expected to lower future operating costs and increase the stability of game operations.

•	General and administrative expenses continued trending down, decreasing 48 percent year-over-year.

•	Record low headquarters operating expenses of $1.4 million, down from $1.9 million in the fourth quarter.

•	Cash outflow from operations of approximately $2.1 million.

•	Cash, cash equivalents, and marketable securities-current decreased approximately $2.7 million sequentially to approximately $77.8 million.

•	Short-term debt remained steady at approximately $7.6 million.

Recent Developments

•

Cloud business milestone: GigaCloud was selected by the New Taipei City government to help build-out a new government cloud services platform and drive the adoption of cloud services by local small-to-medium-enterprises (SMEs), representing initial success in GigaCloud’s new strategic focus on exploiting business opportunities with regional government bodies.

•	Investment disposal: GigaMedia completed the disposal of a non-strategic legacy investment in the second quarter of 2013.

•	Strengthened balance sheet: Management used cash proceeds of the above-mentioned disposal to fully pay short-term debt, which strengthened working capital and financial efficiency.

Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 1Q13 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	1Q13	4Q12	Change (%)	1Q13	1Q12	Change (%)
Revenues	4,187	4,833	-13	4,187	8,316	-50
Gross Profit	2,333	2,670	-13	2,333	4,672	-50
Loss from Operations	1,268	14,985	92	1,268	2,140	41
Net Loss Attributable to GigaMedia	1,389	15,395	91	1,389	2,310	40
Net Loss Per Share, Diluted	0.03	0.30	90	0.03	0.05	40
EBITDA (A)	(817)	(14,627)	94	(817)	(1,281)	36
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	77,832	80,503	-3	77,832	95,921	-19

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the first quarter of 2013 were in line with expectations at $4.2 million; this compared to $4.8 million in the previous quarter and $8.3 million in the first quarter of 2012. Quarter-over-quarter results reflected softer demand for PC-based casual online games, which more than offset growth in the MMO games A.V.A. and Tales Runner. Year-over-year results reflected the effect on Giga’s currently PC-based online games business of the continuing shift in player preferences for browser/mobile games, as well as the deconsolidation of IAHGames revenues following the disposal of a majority ownership interest in IAHGames in August 2012.

In response to market trends, GigaMedia is currently developing a suite of browser/mobile games in-house and plans to begin offering these games to its userbase in the second half of 2013.

Average monthly revenue per active paying account was $29.38 during the first quarter of 2013, down 4 percent from the previous quarter. First-quarter peak concurrent users were approximately 23,000, down 19 percent from the fourth quarter.

Consolidated gross profit for the first quarter of 2013 was $2.3 million compared to $2.7 million in the fourth quarter of 2012 and to $4.7 million in the first quarter of 2012. First-quarter 2013 consolidated gross profit margin held steady at 55.7 percent compared to 55.2 percent in the fourth quarter of 2012 and 56.2 percent in the same period in 2012.

Consolidated operating expenses for the first quarter of 2013 continued to trend lower, reflecting benefits from implementation of productivity initiatives and ongoing strong cost controls. Consolidated operating expenses in the first quarter were $3.6 million. This compared to $5.2 million in the fourth quarter of 2012, when excluding a non-cash goodwill impairment charge of $12.5 million in the fourth quarter related to FunTown, or to $17.7 million when including the aforementioned non-cash charge, and to $6.8 million in the first quarter of 2012.

Consolidated product development and engineering expenses were $372 thousand in the first quarter of 2013 compared to $502 thousand in the previous quarter and $355 thousand in the first quarter of 2012.

Consolidated selling and marketing expenses were $1.4 million in the first quarter of 2013 compared to $1.4 million in the previous quarter and $2.7 million in the first quarter of 2012.

Consolidated general and administrative expenses were $1.8 million in the first quarter versus $2.5 million in the previous quarter and $3.6 million in the first quarter of 2012. Corporate operating expenses were a record low $1.4 million in the first quarter of 2013, down from $1.9 million in the fourth quarter of 2012.

Consolidated loss from operations for the first quarter of 2013 was $1.3 million. This compared to a loss of $2.5 million in the fourth quarter of 2012, when excluding a non-cash goodwill impairment charge of $12.5 million in the fourth quarter related to FunTown, or to a loss of $15.0 million when including the aforementioned non-cash charge, and to consolidated loss from operations of $2.1 million in the first quarter of 2012. The period variations primarily reflected the aforementioned factors affecting revenues and costs and expenses, including the fourth-quarter 2012 non-cash goodwill impairment charge of $12.5 million.

Consolidated non-operating expenses/income during the first quarter of 2013 were expenses of $137 thousand compared to expenses of $413 thousand in the fourth quarter of 2012 and income of $858 thousand recorded in the first quarter of 2012.

Consolidated net loss for the first quarter of 2013 was $1.4 million. This compared to a loss of $2.9 million in the fourth quarter of 2012, when excluding a non-cash goodwill impairment charge in the fourth quarter of $12.5 million related to FunTown, or to a loss of $15.4 million when including the aforementioned non-cash charge, and to a net loss of $2.3 million in the first quarter of 2012. The period variations primarily reflected the aforementioned factors affecting loss from operations and consolidated non-operating expenses/income.

Consolidated EBITDA for the first quarter of 2013 was a loss of $817 thousand. This compared to a loss of $2.1 million in the fourth quarter of 2012, when excluding a non-cash goodwill impairment charge of $12.5 million in the fourth quarter related to FunTown, or to a loss of $14.6 million when including the aforementioned non-cash charge, and to a loss of $1.3 million in the first quarter of 2012.

Cash and Strategic Investments

Cash, cash equivalents, and marketable securities-current were $77.8 million at the end of the first quarter of 2013 compared to $80.5 million at the end of the fourth quarter of 2012. Total short-term borrowings remained steady at $7.6 million at the end of the first quarter of 2013.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 21, 2013. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2012 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Online games business

GigaMedia is investing in and repositioning its online games business to align itself with strong growth in browser/mobile games and the development of a multi-screen, multi-platform market. The company is leveraging its expertise in casual games to develop new browser/mobile casual games in-house, which it expects to launch beginning in the second half of 2013. Supporting this, management is also making critical operational improvements, including upgrading the game server system and integrating the game testing/development environment to enhance efficiencies and strengthen operations. Management targets a comprehensive, multi-platform offering of self-developed browser, mobile and PC-based games by yearend delivering improved financial performance and lower business risk.

Cloud services business

Launched in April 2013, GigaMedia is investing in and positioning its cloud services business to capitalize on strong opportunities for software as a service in the SME sector in Greater China and demand for various cloud services in the region’s government sector. GigaMedia plans to expand the scope, reach, and quality of its cloud offerings in 2013 by developing new strategic channel and technology partnerships; the strategic cooperation agreement with global technology firm Atos announced in April 2013 represented initial success. Together with Atos, GigaMedia is strengthening the security of GigaCloud’s services and streamlining its back-office functions. Management plans to launch promotions and start scaling up operations in late 2013.

Second-quarter financial results

Management expects online game revenues to decline in the second quarter in line with seasonal trends. Management forecasts the revenue decline combined with ongoing moderate business development investments to result in an operating loss in the second quarter, partially offset by a non-operating gain in the period of approximately $1.2 million from the disposal of a non-strategic legacy investment. GigaMedia continued the disposal of non-strategic legacy investments in the second quarter of 2013 and used related cash proceeds to fully pay short-term debt.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Conference Call and Webcast

Management will hold an investor conference call and webcast on Tuesday, May 21, 2013 at 8:00 p.m. Eastern Daylight Time, which is 8:00 a.m. Taipei Time on May 22, 2013, to discuss GigaMedia’s first-quarter 2013 performance.

Dial-in numbers:

U.S.: +1-718-354-1231

International: +65-6723-9381

Passcode: 69183630

A replay will be available from 11:00 p.m. Eastern Standard Time on May 21, 2013 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 69183630

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2013 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2013	12/31/2012	3/31/2012
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	4,186,767	4,833,345	8,315,724
Operating costs
Cost of Asian online game and service revenues	1,817,078	2,163,347	3,643,901
Cost of Cloud service revenues	36,236	0	0

	1,853,314	2,163,347	3,643,901

Gross profit	2,333,453	2,669,998	4,671,823

Operating expenses
Product development and engineering expenses	371,519	501,642	355,210
Selling and marketing expenses	1,417,610	1,418,748	2,716,963
General and administrative expenses	1,839,645	2,477,315	3,569,370
Bad debt (recoveries) expenses	(27,247)	1,429	170,125
Impairment losses	0	13,206,787	0
Other	0	49,129	0

	3,601,527	17,655,050	6,811,668

Loss from operations	(1,268,074)	(14,985,052)	(2,139,845)

Non-operating income (expense)
Interest income	50,191	61,698	79,736
Gain on sales of marketable securities	0	0	501,999
Interest expense	(27,237)	(27,639)	(88,706)
Foreign exchange gain (loss) - net	(186,438)	85,543	333,937
Loss on disposal of property, plant and equipment	(4,872)	(149,677)	(160)
Gain (loss) on equity method investments - net	22,917	(343,343)	141,971
Gain on disposal of investments	0	1,024,413	0
Impairment loss on marketable securities and investments	0	(1,018,011)	0
Other	8,228	(45,521)	(110,998)

	(137,211)	(412,537)	857,779

Loss from continuing operations before income taxes	(1,405,285)	(15,397,589)	(1,282,066)
Income tax benefit (expense)	16,570	91,207	(166,227)

Loss from continuing operations	(1,388,715)	(15,306,382)	(1,448,293)
Loss from discontinued operations, net of tax	(345)	(13,314)	(1,102,811)

Net loss	(1,389,060)	(15,319,696)	(2,551,104)
Less: Net (gain) loss attributable to noncontrolling interest and subsidiary preferred shares	0	(74,896)	240,927

Net loss attributable to GigaMedia	(1,389,060)	(15,394,592)	(2,310,177)

Loss per share attributable to GigaMedia
Basic:
Loss from continuing operations	(0.03)	(0.30)	(0.03)
Loss from discontinued operations	0.00	0.00	(0.02)

	(0.03)	(0.30)	(0.05)

Diluted:
Loss from continuing operations	(0.03)	(0.30)	(0.03)
Loss from discontinued operations	0.00	0.00	(0.02)

	(0.03)	(0.30)	(0.05)

Weighted average shares outstanding:
Basic	50,719,976	50,719,976	50,719,976

Diluted	50,719,976	50,719,976	50,719,976

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2013	12/31/2012	3/31/2012
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	60,313,323	62,730,766	57,396,239
Marketable securities - current	17,518,275	17,772,661	36,742,724
Accounts receivable - net	3,630,552	2,828,683	6,124,244
Prepaid expenses	849,549	801,333	1,401,243
Restricted cash	0	0	1,781,944
Other receivables	2,197	62,005	1,869,151
Other current assets	922,066	939,601	871,900

Total current assets	83,235,962	85,135,049	106,187,445
Marketable securities - noncurrent	4,250,550	4,291,999	7,123,011
Investments	5,059,876	5,222,715	8,455,074
Property, plant & equipment - net	1,826,313	1,949,390	4,041,722
Goodwill	16,485,591	16,934,063	29,178,979
Intangible assets - net	15,125,057	15,675,066	15,775,538
Prepaid licensing and royalty fees	8,118,402	8,644,471	9,122,034
Other assets	2,515,525	2,541,709	1,137,025

Total assets	136,617,276	140,394,462	181,020,828

Liabilities and equity
Accounts payable	159,133	323,988	1,821,815
Accrued compensation	440,810	1,233,277	813,932
Accrued expenses	4,947,557	5,181,903	9,997,863
Short-term borrowings	7,542,742	7,747,934	10,139,902
Other current liabilities	7,396,623	7,160,234	9,426,139

Total current liabilities	20,486,865	21,647,336	32,199,651
Other liabilities	834,643	853,965	1,275,355

Total liabilities	21,321,508	22,501,301	33,475,006

Subsidiary preferred shares	0	0	1,874,448

GigaMedia’s shareholders’ equity	115,634,182	118,231,365	148,997,028
Noncontrolling interest	(338,414)	(338,204)	(3,325,654)

Total equity	115,295,768	117,893,161	145,671,374

Total liabilities and equity	136,617,276	140,394,462	181,020,828

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2013	12/31/2012	3/31/2012
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(1,389,060)	(15,394,592)	(2,310,177)
Depreciation	111,651	142,319	414,710
Amortization	500,084	596,534	512,040
Interest (income) expense	(23,337)	119,971	(58,405)
Income tax expense (benefit)	(16,570)	(91,207)	161,324

EBITDA	(817,232)	(14,626,975)	(1,280,508)